UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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SEC FILE NUMBER
8-66973

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/2023 (MM/DD/YY) AND ENDING 12/31/2023 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: Straus Capital, LLC

TYPE OF REGISTRANT (check all applicable boxes):
☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant
☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

50 Princeton-Hightstown Road, Suite J
(No. and Street)

Princeton Junction	New Jersey	08550
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

James Straus	609-799-0390	jstraus@strauscap.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Michael T Remus CPA
(Name – if individual, state last, first, and middle name)

PO Box 2555	Hamilton Square	NJ	08690
(Address)	(City)	(State)	(Zip Code)

02/23/2010	3598
(Date of Registration with PCAOB)(If applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, James Straus, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of Straus Capital, LLC, as of December 31, 2023, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Signature: [signature]

Title: CEO

[signature] Esq

Notary Public

JOHN W. HARTMANN
ATTORNEY AT LAW
OF NEW JERSEY

This filing** contains (check all applicable boxes):

- ■ (a) Statement of financial condition.
- ☐ (b) Notes to consolidated statement of financial condition.
- ■ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ■ (d) Statement of cash flows.
- ■ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ■ (g) Notes to consolidated financial statements.
- ■ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ■ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ■ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ■ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ■ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: ______________________

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

Straus Capital, LLC
(SEC I.D. No. 8-66973)

Financial Statements and Supplemental Schedules

As of and for the Year Ended December 31, 2023

and

Report of Independent Registered Public Accounting Firm

STRAUS CAPITAL, LLC

TABLE OF CONTENTS

	PAGE
FACING PAGE………………………………………………………	1
REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM…	3
STATEMENT OF FINANCIAL CONDITION………………………………	4
STATEMENT OF INCOME… ………………………………………	5
STATEMENT OF CHANGES IN MEMBERS' EQUITY………………………	6
STATEMENT OF CASH FLOWS…………………………………………	7
NOTES TO FINANCIAL STATEMENTS……………………………………	8

SUPPLEMENTARY INFORMATION
 SCHEDULE I-
  COMPUTATION OF NET CAPITAL PURSUANT
    TO UNIFORM NET CAPITAL RULE 15c3-1……………………………
	11

SCHEDULE II-
   COMPUTATION FOR DETERMINATION OF
     RESERVE REQUIREMENTS AND INFORMATION
     RELATING TO POSSESSION OR CONTROL
     REQUIREMENTS UNDER RULE 15C3-3 (EXEMPTION)………………
	12

EXEMPTION REPORTS REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM…	13
EXEMPTION REPORT PURSUANT TO RULE 17a-5(d)(4)……………..	14

MICHAEL T. REMUS

Certified Public Accountant

P.O. Box 2555
Hamilton Square, NJ 08690
Tel: 609-540-1751
Fax: 609-570-5526

<u>Report of Independent Registered Public Accounting Firm</u>

To the Member of
Straus Capital, LLC

Opinion on the Financial Statements

I have audited the accompanying statement of financial condition of Straus Capital, LLC as of December 31, 2023, and the related statements of income, changes in member equity and cash flows for the year then ended, that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934 and the related notes (collectively referred to as the financial statements). In my opinion, the financial statements present fairly, in all material respects, the financial position of Straus Capital, LLC as of December 31, 2023 and its results of operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of Straus Capital, LLC's management. My responsibility is to express an opinion on Straus Capital, LLC's financial statements based on my audit. I am a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and I am required to be independent with respect to Straus Capital, LLC in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

I conducted my audit in accordance with the standards of the PCAOB. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. My audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. My audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. I believe that my audit provides a reasonable basis for my opinion.

Supplemental Information

The Schedule I, Computation of Net Capital Under SEC Rule 15c3-1, Schedule II, Computation for Identification of Reserve Requirements and Information Relating to Possession or Control Requirements Under SEC Rule 15c3-3 (*exemption*) has been subjected to audit procedures performed in conjunction with the audit of Straus Capital, LLC's financial statements.

The supplemental information is the responsibility of Straus Capital, LLC's management. My audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming my opinion on the supplemental information, I evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In my opinion, the Schedule I, Computation of Net Capital Under SEC Rule 15c3-1, Schedule II, Computation for Identification of Reserve Requirements and Information Relating to Possession or Control Requirements Under SEC Rule 15c3-3 (*exemption*) is fairly stated, in all material respects, in relation to the financial statements as a whole.

Michael T. Remus

I have served as Straus Capital, LLC auditor since 2023.

Michael T. Remus, CPA
Hamilton Square, New Jersey
February 22, 2024

STRAUS CAPITAL, LLC

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2023

ASSETS

Cash	$ 284,000
Accounts receivable	143,502
Right-of-use asset - operating lease	17,336
FINRA daily account	2,943
Prepaid expense and other	1,067
TOTAL ASSETS	$ 448,848

LIABILITIES AND MEMBER EQUITY

LIABILITIES	
Accrued expenses	$ 21,573
Lease liability	18,306
TOTAL LIABILITIES	39,879
MEMBER EQUITY	408,969
TOTAL LIABILITIES AND MEMBER EQUITY	$ 448,848

The accompanying notes are an integral part of this statement.

STRAUS CAPITAL, LLC

STATEMENT OF INCOME

FOR THE YEAR ENDED DECEMBER 31, 2023

REVENUE	
Commissions	$ 581,564
Interest Income	65
TOTAL REVENUE	581,629
OPERATING EXPENSES	
Commissions	14,383
Professional fees	24,010
Licensing and regulatory expenses	7,620
Office supplies and expenses	756
Technology and communication expense	9,418
Rent	6,936
Insurance	480
Travel and entertainment	1,587
Miscellaneous	4,040
TOTAL OPERATING EXPENSES	69,230
NET INCOME	$ 512,399

The accompanying notes are an integral part of this statement.

STRAUS CAPITAL, LLC

STATEMENT OF CHANGES IN MEMBER EQUITY

FOR THE YEAR ENDED DECEMBER 31, 2023

Member equity - January 1, 2023	$ 483,542
Capital Withdrawals	(586,972)
Net Income	512,399
Member equity - December 31, 2023	$ 408,969

The accompanying notes are an integral part of this statement.

STRAUS CAPITAL, LLC

STATEMENT OF CASH FLOWS

FOR THE YEAR ENDED DECEMBER 31, 2023

CASH FLOWS FROM OPERATING ACTIVITIES

Net income			$ 512,399
Adjustments to reconcile net income to net cash from operating activities:			
Changes in operating assets:			
Accounts receivable	$	5,807	
FINRA daily account		18	
Right of use asset		5,665	
Prepaid expenses		544	
Changes in operating liabilities:			
Accrued expenses		(244)	
Lease liability		(4,867)	
TOTAL ADJUSTMENTS			6,923
Net cash provided by operating activities			519,332

CASH FLOWS FROM FINANCING ACTIVITIES

Capital withdrawals		(586,972)	
NET CASH USED IN FINANCING ACTIVITIES			(586,972)
NET CHANGE IN CASH			(67,650)
CASH BEGINNING OF YEAR			351,650
CASH at END OF YEAR			$ 284,000

A. BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Organization

Straus Capital, LLC (the "Company") is a Capital Acquisition Broker registered with the Securities and Exchange Commission (the "SEC") and the State Securities Commission of New Jersey and is a member of the Financial Industry Regulatory Authority ("FINRA"). The Company was formed as a limited liability company on April 26, 2005 and received approval from the SEC to commence operations on November 28, 2005. The Company solicits and refers investors to managed investment funds and receives a percentage of the investment funds' management and advisory fees for its services.

Basis of Accounting

The financial statements of the Company have been prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP").

Use of Estimates

The preparation of financial statements in conformity with U.S. GAAP requires the Company to make estimates and assumptions that affect certain related amounts and disclosures. Accordingly, actual results could differ from those estimates.

15c3-3 Exemption

The Company claims exemption from the provisions of rule 15c3-3 pursuant to Footnote 74 of SEC Release 34-70073 which states that under circumstances in which a broker-dealer has not held customer securities or funds during the fiscal year, but does not fit into one of the exemptive provisions under item 24 of Part IIA, then those broker-dealers should file an exemption report and related accountant's report even though there is no related box to check on the FOCUS Report. Broker/dealers operating under the provisions of Footnote 74 of SEC Release 34-70073 should also be exempt from the remaining provisions of rule 15c3-3, including the requirement to make the reserve computations under rule 15c3-3.

Cash and Cash Equivalents

For purposes of reporting on the statement of cash flows, the Company considers all highly liquid debt instruments with original maturities of ninety days or less to be cash equivalents.

Accounts Receivable

The Company considers all accounts receivable to be fully collectible; accordingly, no allowance for doubtful amounts is required. If amounts become uncollectible, they will be charged to net income when that determination is made.

Leases

The Company has entered into a noncancelable operating lease for commercial space. The Company determines if an arrangement is a lease at the inception date of the lease. Operating lease assets represent the Company's right to use an underlying asset for the lease term and lease liabilities represent its obligation to make lease payments arising from the lease. Operating lease assets and liabilities are recognized at the commencement date based on the present value of lease payments.

STRAUS CAPITAL, LLC

NOTES TO FINANCIAL STATEMENTS

_____

A. BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Revenue Recognition

The Company recognizes revenue in accordance with Accounting Standards Codification ("ASC") Topic 606, *Revenue from Contracts with Customers*, which provides a five-step model for recognizing revenue from contracts with customers as follows:

1. Identify the contract with a customer.
2. Identify the performance obligations in the contract.
3. Determine the transaction price.
4. Allocate the transaction price to the performance obligations in the contract.
5. Recognize revenue when or as performance obligations are satisfied

The Company solicits and refers investors to managed investment funds and receives a percentage of the investment funds' management and advisory fees for its services. Revenue is recognized when earned by the investment funds. Total revenue recognized at a point in time was $581,564 for the year ended December 31, 2023.

Income Taxes

The Company is a limited liability company for federal and state income tax purposes; thus, the income is taxed to its members.

Management evaluated the Company's tax positions as of and for the year ended December 31, 2023, and has determined that there is no liability for uncertain tax positions at December 31, 2023.

The Company did not record any interest or penalties on uncertain tax positions in the accompanying statement of financial condition as of December 31, 2023, or in the accompanying statement of operations for the year then ended. If the Company were to incur any income tax liability in the future, interest on any income tax liability would be reported as interest expense and penalties on any income tax liability would be reported as income taxes.

Subsequent Events

Management has evaluated subsequent events that occurred after the statement of financial condition date and through February 22, 2024, the date the financial statements were available to be issued. No items were determined by management to require disclosure in these financial statements.

B. NET CAPITAL REQUIREMENTS

The Company is a registered Capital Acquisition Broker subject to the SEC Uniform Net Capital Rule 15c3-1. This rule requires that the Company maintain minimum net capital, as defined, of at least the greater of $5,000 or 6 2/3% of aggregate indebtedness, as defined. Net capital and aggregate indebtedness change from day to day, but as of December 31, 2023, the Company had net capital of $263,123, which exceeded its requirements of $5,000 by $258,123.

C. CONCENTRATION OF CREDIT RISK AND MAJOR CUSTOMER

The Company maintains cash in bank balances that at times may exceed federally insured limits. The Company reduces its exposure to credit risk for cash by maintaining its banking relationship with a major financial institution.

Four investment fund manager groups account for all of the Company's commission revenues.

STRAUS CAPITAL, LLC

NOTES TO FINANCIAL STATEMENTS

D. LEASE COMMITMENT

The Company leases its office space under an operating lease through October 2026. Rental expense for the year ended December 31, 2023, was $6,936.

As of December 31, 2023, the maturities of the Company's lease liabilities were as follows:

Year Ending December 31,		
	2024	$ 6,272
	2025	6,842
	2026	5,702
Total Minimum obligation		18,816
Less: present value discount		(510)
Total Lease Liabilities		$ 18,306

The weighted average remaining lease term and weighted average discount rate were as follows as of December 31, 2023.

Weighted average remaining lease term	
Operating Leases	2.84 years
Weighted average discount rate	
Operating Leases	4.00%

SUPPLEMENTARY INFORMATION

STRAUS CAPITAL, LLC

SCHEDULE I
COMPUTATION OF NET CAPITAL PURSUANT TO
UNIFORM NET CAPITAL RULE 15c3-1

AS OF DECEMBER 31, 2023

CREDITS			
Members' equity			$ 408,969
DEBITS			
Accounts receivable, net of commission payable	$	141,836	
FINRA daily account		2,943	
Prepaid expenses		1,067	
			145,846
NET CAPITAL			263,123
Minimum net capital requirement			5,000
EXCESS NET CAPITAL			$ 258,123
AGGREGATE INDEBTEDNESS			
Accrued expenses and other liabilities			$ 20,876

Ratio of aggregate indebtedness to net capital 0.0793 to 1

STATEMENT PURSUANT TO PARAGRAPH (d)(2) of RULE 17a-5

There are no material differences between the above computation and
the computation included in the Company's corresponding unaudited
Form X-17A-5 Part IIA filing.

STATEMENT PURSUANT TO PARAGRAPH (d)(4) of RULE 17a-5

The Company claims an exemption from SEC Rule 15c3-3 as the Company
had no obligations under 17 C.F.R. §240.15c3-3, and therefore, no
computation for determination of reserve requirements was necessary.

Straus Capital, LLC

SCHEDULE II COMPUTATION FOR DETERMINATION OF RESERVE
REQUIREMENTS AND INFORMATION RELATING TO POSSESSION OR CONTRL
REQUIREMENTS UNDER RULE 15c3-3 (EXEMPTION)

Year Ended December 31, 2023

The Company is exempt from the provisions of Rule 15c3-3 because the Company's business activities contemplated by Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 are limited exclusively to receiving transaction-based compensation for soliciting and referring investors to managed investment funds and (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers; (2) did not carry accounts of or for customers; and (3) does not carry PAB accounts (as defined in Rule 1Sc3-3) throughout the most recent fiscal year without exception.

MICHAEL T. REMUS

Certified Public Accountant

P.O. Box 2555
Hamilton Square, NJ 08690
Tel: 609-540-1751
Fax: 609-570-5526

<u>REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM</u>

To the Member of
Straus Capital, LLC

I have reviewed management's statements, included in the accompanying Rule 15c3-3 Exemption Statement, in which (1) Straus Capital, LLC (the "Company") stated that the Company does not hold customers' cash or securities on behalf of customers and limits its business to compensation for soliciting and referring investors to managed investment funds and, therefore has no obligations under Rule 15c3-3 under the Securities Exchange Act of 1934 pursuant to Footnote 74 of SEC Release 34-70073. In addition, as a result of the Company's having no obligations under SEC Rule 15c3-3, it may file an Exemption Report and (2) the Company stated that it had no exceptions under SEC Rule 15c3-3 throughout the year ended December 31, 2023. The Company did not directly or indirectly receive, hold or otherwise owe funds or securities for or to customers, did not carry accounts of or for customers, and did not carry PAB accounts as defined in Rule 15c3-3. Management is responsible for compliance with 17 C.F.R. § 240. 15c3-3 and its statements. My review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with 17 C.F.R. § 240. 15c3-3. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, I do not express such an opinion. Based on my review, I am not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on Rule 15c3-3 under the Securities Exchange Act of 1934.

Michael T. Remus

Michael T. Remus, CPA
Hamilton Square, New Jersey
February 22, 2024

STRAUS CAPITAL, LLC

EXEMPTION REPORT PURSUANT TO RULE 17a-5(d)(4)

FOR THE YEAR ENDED DECEMBER 31, 2023

Straus Capital, LLC (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, *"Reports to be Made by Certain Brokers and Dealers"*). This Exemption Report was prepared as required by 17 C.F.R. §240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company does not claim an exemption under paragraph (k) of 17 C.F.R. §240.15c3-3, and

(2) The Company is filing this Exemption Report relying on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. §240.17a-5 because the Company limits its business activities exclusively to receiving compensation for soliciting and referring investors to managed investment funds, and the Company (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers (other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of Rule 15c2-4 and/or funds received and promptly transmitted for effecting transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not to the Company); (2) did not carry accounts of or for customers; and (3) did not carry PAB accounts (as defined in Rule15c3-3) throughout the most recent fiscal year without exception.

I, James Straus, swear (or affirm) that, to my best knowledge and belief, this Exemption Report is true and correct.

By: *JAMES A. STRAUS*

James A. Straus

Title: CEO